FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of a change in the interests of a Person Discharging Managerial Responsibility (PDMR), in the Ordinary Shares of GlaxoSmithKline plc, as a result of an award made under the GlaxoSmithKline 2009 Share Value Plan on 27 August 2013 as follows:

PDMR	Ordinary Shares
Mrs V Whyte	13,070

The closing middle market price of an Ordinary Share on 27 August 2013 was £16.77.

The Company and the above mentioned individual were advised of this transaction on 27 August 2013.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

28 August 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 28, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc